July 28, 2023

Mr. John Coleman

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Patriot Gold Corp.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 21, 2023
File No. 000-32919

Dear Mr. Coleman:

In connection with the above-reference file, please be advised that we have retained outside counsel and are hereby requesting an extension until August 12, 2023 to respond to your letter. Thank you.

Sincerely,

/s/ Trevor Newton

Trevor Newton
President